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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                 LIQUENT, INC.
                           (Name of Subject Company)

                                 LIQUENT, INC.
                      (Name of Person(s) Filing Statement)

                               ----------------

                         Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                               ----------------

                                   269129102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                R. Richard Dool
                     President and Chief Executive Officer
                                 Liquent, Inc.
                              1300 Virginia Drive
                                   Suite 125
                       Ft. Washington, Pennsylvania 19034
                                 (215) 619-6300
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               ----------------

                                With a Copy to:

                                Andrew Hamilton
                          Morgan, Lewis & Bockius LLP
                               1701 Market Street
                     Philadelphia, Pennsylvania 19103-2921
                                 (215) 963-5000

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   (a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Liquent, Inc., a Delaware corporation ("Liquent" or the "Company"). The address of the principal executive offices of Liquent is 1300 Virginia Drive, Suite 125, Ft. Washington, Pennsylvania 19034. The telephone number of the principal executive offices of Liquent is (215) 619-6000.

   (b) Securities. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, $.001 par value, of Liquent (the "Common Stock"). As of November 13, 2001, there were 17,988,695 shares of Common Stock issued and outstanding and 10,380,170 shares of Common Stock reserved for issuance upon the exercise of outstanding options.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The name, business address, and business telephone number of Liquent, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   (b) Tender Offer. This Schedule 14D-9 relates to the offer by Fluid Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Information Holdings Inc., a Delaware corporation ("IHI" or "Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated November 21, 2001 (the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a price of $2.27 per share, net to the seller in cash (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2001 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 13, 2001 (the "Merger Agreement"), among IHI, Purchaser and Liquent. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Liquent (the "Merger"), with Liquent as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of IHI. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by IHI, Purchaser or Liquent or by stockholders who perfect appraisal rights, if any, under the Delaware General Corporation Law ("DGCL")) will be converted into the right to receive the Per Share Amount. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of IHI and Purchaser are located at 2777 Summer Street, Stamford, Connecticut 06905. The telephone number of the principal executive offices of IHI and Purchaser is
(203) 961-9106.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contacts, agreements, arrangements or understandings between Liquent or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of Liquent, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Liquent or its affiliates and (1) Liquent's executive officers, directors or affiliates, or (2) IHI or Purchaser, or their respective executive officers, directors or affiliates.

   Treatment of Liquent Stock Options. Liquent will take all actions necessary to provide that, upon consummation of the Merger, each then outstanding option to purchase Shares (the "Options") granted under

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any of Liquent's stock option plans referred to in Section 4.2 of the Merger
Agreement, each as amended (collectively, the "Option Plans"), and any and all other outstanding options, stock warrants and stock rights, whether or not granted pursuant to such Option Plans, whether or not then exercisable or vested, will be canceled and will be of no further force or effect; provided, however, that with respect to any Options as to which the Per Share Amount exceeds the applicable per share exercise price, IHI will, promptly following the Effective Time, pay (or cause to be paid) to the holders of such Options an amount in cash equal to, with respect to each such Option, the product of (1) the amount by which (x) the Per Share Amount exceeds (y) the applicable per share exercise price, and (2) the number of Shares subject to such Option at the time of such cancellation. Such amount will be subject to reduction by applicable tax withholding.

   Except as otherwise provided in the Merger Agreement or as agreed to by the parties, Liquent will cause to terminate as of the Effective Time (i) the Option Plans and (ii) the provisions in any other plan, program or arrangement, providing for the issuance or grant by Liquent or any of its subsidiaries of any interest in respect of the capital stock of Liquent or any of its subsidiaries.

   Employee Benefits Matters. The Surviving Corporation will assume all employment agreements and termination benefit agreements and arrangements which were in effect at Liquent as of November 13, 2001 and honor and satisfy all obligations and liabilities with respect to Liquent's existing employee benefit plans. Notwithstanding the foregoing, the Surviving Corporation is not required to continue any particular Liquent employee benefit plan after the Effective Time, and any Liquent employee benefit plan may be amended or terminated in accordance with its terms and applicable law. To the extent that any Liquent employee benefit plan is amended or terminated after the Effective Time so as to reduce the benefits that are then being provided with respect to participants thereunder, IHI will arrange for each individual who is then a participant in such terminated or amended plan to participate in a comparable benefit plan maintained by IHI or any of its affiliates in accordance with the eligibility criteria thereof, provided, that (i) such participants shall receive full credit for years of service with Liquent or any of its subsidiaries prior to the Merger for purposes of eligibility and vesting but excluding benefit accrual or the amount of benefits and (ii) such participants shall participate in IHI or IHI affiliate benefit plans on terms no less favorable than those offered by IHI to similarly situated employees of IHI.

   Directors' and Officers' Insurance; Indemnification. The Surviving Corporation will for a period of six years following the Effective Time, to the fullest extent permitted under applicable law, indemnify and hold harmless, each director, officer, employee, fiduciary and agent of Liquent or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any act or omission occurring at or prior to the Effective Time, including without limitation liabilities arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Offer or the Merger. In the event of any such claim, action, suit, proceeding or investigation, the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties. For six years after the Effective Time, the Surviving Corporation is required to maintain or obtain officers' and directors' liability insurance covering the Indemnified Parties who are currently covered by Liquent's officers and directors liability insurance policy (a copy of which policy has been provided to IHI) on terms not less favorable than those in effect on November 13, 2001 in terms of coverage and amounts; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed the per annum rate of premium paid by Liquent for such insurance as of November 13, 2001, then the Surviving Corporation will provide the maximum coverage that will then be available at an annual premium equal to 200% of such per annum rate as of November 13, 2001. The Surviving Corporation will continue in effect the indemnification provisions currently provided by the Second Amended and Restated Certificate of Incorporation and By-Laws of Liquent for a period of not less than six years following the Effective Time. Notwithstanding the foregoing, the Surviving Corporation will not have any obligation to indemnify any Indemnified Party against any cost, expense, judgment, fine, loss, claim, damage, liability or settlement amount found to have resulted solely from such Indemnified Person's own gross negligence or willful misconduct.

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   Stockholder Agreements. In connection with the Merger, (i) R. Richard Dool,
Liquent's Chief Executive Officer, (ii) Christopher B. Hollenbeck, a Liquent director, and (iii) four other significant Liquent stockholders (Adobe Ventures, L.P., Adobe Incentive Partners, L.P., H&Q ESPS Investors, L.P., and H&Q Adobe Ventures Management, L.P.) ((i)-(iii) collectively, the "Participating Stockholders"), entered into a Stockholders Agreement with Purchaser and IHI on November 13, 2001 (the "Stockholders Agreement"). The following summary of the Stockholders Agreement is qualified in its entirety by reference to the complete text of the Stockholders Agreement, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

   Pursuant to the Stockholders Agreement, among other things, the Participating Stockholders agreed to vote all Shares beneficially owned by them in favor of the Merger Agreement and the Merger and against any Takeover Proposal (as defined below) and any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated. The Participating Stockholders further agreed (i) not to solicit or initiate, or encourage, directly or indirectly, any inquiries regarding, or the submission of, any Takeover Proposal, and not to participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal (provided that if any Participating Stockholder is a member of the Liquent Board of Directors (the "Board"), he may take actions in such capacity to the extent permitted by the Merger Agreement), (ii) not to transfer the Shares owned by them unless in compliance with the Stockholders Agreement, and (iii) to tender any Shares owned by them in accordance with the Offer. Additionally, each Participating Stockholder granted to IHI or Purchaser an irrevocable option (until termination of the Stockholders Agreement) to purchase all of that Participating Stockholder's Shares at a purchase price per share equal to the Per Share Amount. The Shares beneficially owned by the Participating Stockholders in the aggregate represent approximately 48.6% of the total outstanding Shares as determined pursuant to Rule 13d-3 of the Exchange Act.

   The Merger Agreement. A summary of the material provisions of the Merger Agreement is included in the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Item 4. The Solicitation Or Recommendation.

   (a) Recommendation of the Board of Directors. At a meeting held on November 13, 2001, the Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of Liquent and its stockholders and approved and adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Board unanimously recommends that Liquent's stockholders accept the Offer, tender their shares of Common Stock pursuant to the terms of the Offer and approve and adopt the Merger Agreement and the Merger.

   (b) Background; Reasons for the Recommendation by the Liquent Board of Directors; Factors Considered.

   In June, 2001, a representative of Wachovia Securities, IHI's financial advisor, contacted Christopher Hollenbeck, Chairman of Liquent's Board, to discuss the possibility of a business combination involving IHI and Liquent. In July, 2001, Mr. Hollenbeck agreed to meet with representatives of Wachovia Securities to discuss the possibility of a business combination with IHI.

   In July, 2001, Richard Dool, president and chief executive officer of Liquent, was contacted by the Wachovia Securities representative and discussed the possibility of a business combination with IHI, including

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the potential synergies between IHI and Liquent. At the conclusion of the conversation, subject to review and approval by the Board, Mr. Dool indicated an interest in further considering a business combination involving Liquent and IHI.

   At a regular meeting of the Board on July 27, 2001, the Board reviewed Liquent's financial performance and prospects, including presentations by management. The Board then discussed strategic alternatives available to enhance stockholder value, including a possible sale of Liquent. After lengthy discussion regarding Liquent's financial performance and future prospects, as well as the strategic alternatives available to Liquent, the Board determined that it was advisable to consider possible strategic alternatives at the present time. The Board then authorized Mr. Dool and Christopher Meshginpoosh, Liquent's chief financial officer, to arrange for the contact of a group of seven potential purchasers of Liquent. The Board also authorized Mr. Dool and Mr. Hollenbeck to pursue further discussions with IHI regarding a possible business combination.

   On August 10, 2001, Liquent entered into a confidentiality agreement with IHI to facilitate discussions between the two companies relating to a possible business combination.

   Also on August 10, 2001, Mason Slaine, IHI's chief executive officer, and IHI's financial advisor met with Messrs. Hollenbeck, Dool and Meshginpoosh to exchange information about their respective companies and to discuss strategic and structural issues related to a possible business combination. At the conclusion of this meeting, representatives of IHI indicated a desire to proceed with more detailed discussions and further due diligence.

   Throughout August, September and October, 2001, representatives of IHI and their financial advisors conducted their due diligence investigation of Liquent and held meetings with Liquent's senior management to assess Liquent's business plan and financial position.

   Management of IHI, its financial advisors and management of Liquent met on September 25, 2001 to further explore a possible transaction. The discussions included additional analysis of Liquent's business operations, integration issues if a transaction were to be consummated, valuation and possible timing of a transaction.

   On September 28, 2001, Mr. Hollenbeck received a preliminary non-binding indication of interest from IHI's financial advisor on behalf of IHI to acquire Liquent for a price of $2.00 per Share in cash.

   At a special meeting of the Board on October 8, 2001, the Board reviewed the indication of interest from IHI at the $2.00 per Share price. At this meeting, Mr. Hollenbeck also reported that a second potential purchaser had conducted due diligence with the assistance of Liquent management and that the second party had given a preliminary indication of interest to purchase Liquent at $1.20 per Share. Mr. Dool further reported that Liquent had engaged in discussions with four other potential purchasers, none of which indicated any interest in acquiring Liquent. The Board then discussed at length the possibility of a business combination with IHI and the strategy for pursuing negotiations with IHI and the second party. After discussion, the Board reaffirmed its prior determination that it was advisable at the present time to continue to consider the possibility of strategic alternatives, including a possible sale of Liquent. The Board then expressed the view that the $2.00 per Share consideration was inadequate and directed Mr. Hollenbeck and Mr. Dool to meet with executives of IHI to discuss an increase in the proposed price. The Board also authorized Mr. Hollenbeck to engage a financial advisor to provide a fairness opinion in connection with a possible sale of Liquent to IHI or another party.

   On October 10, 2001, Liquent retained Alliant Partners to advise the Board regarding the proposed acquisition of Liquent.


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   On October 12, 2001, Mr. Hollenbeck and Mr. Dool met with Mr. Slaine,
Vincent Chippari, IHI's chief financial officer, and Jay Nadler, the president of IHI's Intellectual Property Group, to discuss an increase in the proposed price and the possible integration of Liquent with IHI's operations.

   On October 18, 2001, Mr. Hollenbeck received a revised non-binding indication of interest from IHI's financial advisor on behalf of IHI to acquire Liquent for a price of $2.10 per Share in cash.

   At a special meeting of the Board on October 23, 2001, the Board reviewed the status of negotiations with IHI. Mr. Dool reported that IHI had increased its indication of interest to $2.10 per Share. Mr. Dool further reported that there had been no change in the level of interest expressed by other potential purchasers contacted by Liquent. Following full consideration and discussion, the Board determined that the $2.10 per Share consideration continued to be inadequate and instructed Messrs. Hollenbeck, Dool and Meshginpoosh to attempt to negotiate an increase in the price with IHI.

   At a regular meeting of the Board on October 26, 2001, Liquent's senior management made a detailed presentation to the Board regarding the financial performance of Liquent and its prospects. The Board then discussed at length the management presentation and Liquent's prospects, including the advisability of pursuing a sale of Liquent at the present time. After lengthy discussion regarding Liquent's financial performance and prospects, as well as the strategic alternatives available to Liquent, the Board reviewed discussions which had taken place to date regarding a possible sale of Liquent. In addition, Liquent's legal advisors present at the meeting reviewed in detail the Board's legal duties in connection with a possible sale of Liquent. At this meeting, the Board determined that $2.10 per Share remained an inadequate price and directed Messrs. Dool, Hollenbeck and Meshginpoosh to attempt to negotiate an increase in the proposed price.

   Later in the day on October 26, 2001, Messrs. Dool, Hollenbeck and Meshginpoosh met with representatives of IHI to discuss the terms of a potential acquisition of Liquent by IHI, including price. At this meeting, Mr. Hollenbeck made a presentation regarding Liquent's financial performance and prospects and suggested that the price should be increased above $2.10 per Share. After consideration of the factors discussed, IHI indicated that it was willing to increase the proposed price to $2.30 per Share, subject to the completion of further due diligence regarding Liquent's capitalization and other matters. In addition, IHI requested that Liquent consider entering into an exclusivity agreement pursuant to which Liquent would agree, among other things, not to discuss or negotiate an acquisition transaction with anyone other than IHI for a specified period of time.

   At a special meeting of the Board on October 30, 2001, the Board discussed the status of the IHI negotiations. Mr. Hollenbeck reported that IHI had increased its indication of interest to $2.30 per Share. The Board engaged in lengthy discussions regarding IHI's request that Liquent enter into an exclusivity agreement. After full consideration, the Board agreed that an exclusivity period was necessary if the IHI negotiations were to progress. IHI requested a 30-day exclusivity period and the Board determined, after discussing the lack of interest expressed by other potential purchasers, that a 15-day exclusivity period would be appropriate to address IHI's concerns while not significantly limiting Liquent's strategic alternatives. The Board authorized the execution of the exclusivity agreement and directed Messrs. Dool and Hollenbeck to pursue further negotiations with IHI.

   On October 30th and 31st of 2001, management of IHI and its advisors held various meetings and telephone conferences with management of Liquent to discuss documents provided as part of the due diligence review. Commencing on October 31, 2001, management of IHI, its counsel, auditors and financial advisors reviewed various legal, financial and operational documents related to Liquent as part of its due diligence investigation of Liquent.

   On October 31, 2001, Liquent entered into a 13-day exclusivity agreement, and IHI's legal advisor distributed an initial draft of the proposed agreement and plan of merger and the stockholders agreement.


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   Throughout the first half of November, representatives of IHI and its financial and legal advisors sought, and representatives of Liquent and its financial and legal advisors provided, additional due diligence information. In addition, the legal advisors for IHI and Liquent continued to negotiate the proposed form of merger agreement.

   On November 2, 2001, IHI's financial advisor informed Mr. Dool that based upon IHI's receipt of additional due diligence regarding the number of outstanding options, the proposed per Share offer price would be reduced to $2.23 per Share. Mr. Dool, after speaking with Mr. Chippari regarding the reduction to the proposed per Share offer price, indicated that he would present the revised proposal to the Board.

   The Board held a special meeting on November 5, 2001 to discuss the status of negotiations and the open issues related to the merger agreement. Mr. Hollenbeck reported on the revised proposal of $2.23 per Share and IHI's justification for such reduction. Following full consideration and discussion, the Board determined that the additional diligence reviewed by IHI did not justify a $0.07 reduction in the per Share purchase price and instructed Mr. Hollenbeck to attempt to negotiate an increase in the offer price. A representative of Liquent's legal advisor gave a detailed summary of, and answered the Board's questions regarding, the material terms of the initial draft of the proposed merger agreement. Liquent's legal counsel also explained that IHI was seeking to enter into agreements with certain Liquent stockholders in connection with the Offer and the Merger pursuant to which, among other things, such stockholders would agree to tender their Shares in the Offer. Liquent's legal advisor also gave a detailed summary of the material terms of the initial draft of such agreement which was distributed by IHI's legal counsel on October 31, 2001.

   On November 7, 2001, the board of directors of IHI met by telephone conference to review the status of the potential transaction. At this meeting, management of IHI provided a detailed review of operations of Liquent, its potential integration with IHI's operations, potential terms of a transaction and a valuation of Liquent. The board of directors of IHI appointed a special committee (the "IHI Committee") and authorized the IHI Committee to approve the transaction on behalf of the board of directors upon finalization of the terms of the transaction.

   At a special meeting of the Board on November 7, 2001, the Board discussed the remaining open issues related to the IHI negotiations and the merger agreement, including representations and warranties, the termination and break-up provisions, the no-solicitation provision and the conditions to the Offer. Messrs. Hollenbeck, Dool and Meshginpoosh provided the Board with an update regarding the diligence process and price negotiations. The Board engaged in lengthy discussions regarding the negotiating strategy to achieve the highest per Share consideration for stockholders. Liquent's legal advisors reviewed the remaining issues and answered the Board's questions regarding the merger agreement. Mr. Hollenbeck informed the Board that Alliant Partners, Liquent's financial advisor, planned to participate in the next Board meeting to present its draft financial analysis for the fairness opinion.

   At a special meeting of the Board on November 11, 2001, the Board discussed the status of negotiations with IHI, and Mr. Hollenbeck informed the Board that Alliant Partners would distribute its draft financial analysis and draft fairness opinion to the Board following the special meeting and would participate in the next Board meeting to present its draft report in detail and to give its preliminary fairness opinion. The Board authorized Mr. Hollenbeck to contact Mr. Slaine to discuss an increase in the per Share consideration and to resolve the remaining open issues related to the merger agreement.

   On November 12, 2001, Mr. Hollenbeck had a telephone conversation with Mr. Slaine to discuss the remaining open issues with respect to the merger agreement and a possible increase in the proposed per Share offer price. Mr. Slaine informed Mr. Hollenbeck that the proposed offer price would be increased to either $2.25 or $2.27 depending upon how the remaining issues regarding the merger agreement and the agreement to be entered with certain stockholders were resolved.

   During the afternoon of November 12, 2001, Mr. Hollenbeck contacted the stockholders that IHI had requested enter into a stockholders agreement to discuss the terms of such agreements and the stockholders willingness to enter into such agreements.


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   On the evening of November 12, 2001, a special meeting of the Board was held. Mr. Hollenbeck reported on the revised per Share proposal of either $2.25 or $2.27 and on the discussions he had with the stockholders that IHI had requested enter into a stockholders agreement. Liquent's financial advisor reviewed with the Board its draft financial analysis of a $2.23 per Share cash offer and its draft fairness opinion which stated that the $2.23 per Share cash offer was fair from a financial point of view to Liquent's stockholders. Alliant Partners' draft financial analysis and draft fairness opinion had been distributed to the Board on the evening of November 11, 2001. The representatives of Alliant Partners answered the Board's questions regarding their presentation and analysis. After extensive discussions regarding the proposed agreements between IHI and certain stockholders of the Company in connection with the Offer and the Merger, the Board agreed on the terms of such agreements. After a discussion regarding the remaining open issues related to the merger agreement, the Board authorized Mr. Hollenbeck to convey to IHI the Board's decision regarding the terms of the stockholders agreement and the merger agreement. The Board instructed Mr. Hollenbeck not to indicate a willingness to accept any proposal below $2.27 per Share.

   On November 13, 2001, Mr. Hollenbeck contacted Mr. Slaine to resolve any remaining issues. Mr. Slaine indicated that IHI would be willing to offer consideration of $2.27 per Share in cash. Mr. Hollenbeck indicated that he would present IHI's proposal to the Board later that evening.

   On the evening of November 13, 2001, the IHI Committee met by telephone conference to consider the Merger Agreement and the Stockholders Agreement. At this meeting, management of IHI reviewed the final terms of the transaction. The IHI Committee approved the transaction and authorized management of IHI to enter into the Merger Agreement and the Stockholders Agreement.

   At a special meeting of the Board on the evening of November 13, 2001, the Board met again to review the proposed transaction. At this meeting, the Board was updated as to negotiations with IHI and its representatives concerning the proposed transaction. Also at this meeting, representatives of Alliant Partners rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated November 13, 2001, the date of the Merger Agreement) to the effect that, as of the date of such opinion and based on and subject to the matters stated in the opinion, the $2.27 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. After detailed discussion regarding the terms and conditions of the transaction, the Board, by unanimous vote, approved and adopted the Merger Agreement, the Offer, the Merger and all other transactions contemplated by the Merger Agreement.

   On November 14, 2001, IHI and Liquent each issued a press release announcing the execution of the Merger Agreement and the proposed Offer. IHI filed its press release with the Securities and Exchange Commission (the "SEC") as an exhibit to Schedule TO, and Liquent filed its press release with the SEC as an exhibit to Schedule 14D-9.

   On November 21, 2001, in accordance with the terms of the Merger Agreement, the Purchaser commenced the Offer.

   In approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that Liquent's stockholders accept the Offer, tender their Shares pursuant to the terms of the Offer and approve and adopt the Merger Agreement and the Merger, the Board considered a number of factors, including:

  1. The historical market prices and recent trading activity of Liquent's Common Stock, including the fact that the Per Share Amount represents
     (i) a premium of 138.9% over the closing price of Liquent's Common Stock on November 13, 2001, (ii) a premium of 186.0% and 134.3%, respectively, over the three month and six month average closing prices of Liquent's Common Stock, and (iii) a premium of 50.2% over the twelve month average closing price of Liquent's Common Stock.


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  2. The opinion of Alliant Partners that the $2.27 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders. The full text of Alliant Partners' written opinion dated November 13, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Alliant Partners, is attached hereto as Exhibit (e)(2) and is incorporated herein by reference. Alliant Partners' opinion is directed only to the fairness, from a financial point of view, of the $2.27 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

  3. The extensive arms-length negotiations between Liquent and IHI that resulted in the $2.27 per Share offer.

  4. The fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a second-step merger for the same consideration, thereby enabling Liquent's stockholders to obtain the benefits of the transaction at the earliest possible time.

  5. The fact that IHI's and Purchaser's obligations under the Offer are not subject to any financing condition and the financial ability of IHI to consummate the acquisition.

  6. The limited rights of IHI or Purchaser to terminate the Offer or the Merger Agreement.

  7. The concern of the Board that although the financial performance of Liquent is expected to improve, the price of the Common Stock may not respond in a manner sufficient to generate returns to stockholders commensurate with the Offer.

  8. The fact that the Merger Agreement permits the Board, prior to the time of acceptance of Shares for payment pursuant to the Offer, to furnish information concerning Liquent's business, properties or assets to any person or group pursuant to confidentiality agreements with terms and conditions similar to the confidentiality agreement between Liquent and IHI and to negotiate and participate in discussions and negotiations with such person or group concerning a Takeover Proposal if: (x) such person or group has submitted an unsolicited bona fide written proposal which the Board reasonably believes will result in a Superior Proposal and (y) the Board determines in good faith, based upon advice of outside counsel regarding the nature of the fiduciary duties of the Board under applicable law, that such action is required to discharge the Board's fiduciary duties to Liquent's stockholders under Delaware law. "Superior Proposal" means an unsolicited bona fide written proposal by a third party to acquire, directly or indirectly, for consideration consisting solely of cash and/or marketable securities, all the Shares then outstanding or all or substantially all of Liquent's assets, and (i) otherwise on terms which the Board determines in good faith to be more favorable to Liquent's stockholders and provide greater value to Liquent's stockholders than the Offer and the Merger (based on advice of Liquent's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Offer and the Merger), (ii) for which financing, to the extent required, is then committed, (iii) which, in the good faith reasonable judgment of the Board, is reasonably likely to be consummated without undue delay and (iv) which is not subject to materially more conditions than those set forth in Annex I to the Merger Agreement. "Takeover Proposal" means any inquiry, proposal or offer, whether in writing or otherwise, from a third party to acquire beneficial ownership of all or a material portion of the assets of Liquent or any of its subsidiaries or 15% or more of any class of equity securities of Liquent or any of its subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction. The Board recognizes that none of these actions will permit the termination of the Stockholders Agreement by the stockholders party thereto.

  9. The fact that the Merger Agreement permits the Board to, in response to a Superior Proposal, (1) withdraw or modify its approval or recommendation of the Merger Agreement or the transactions contemplated thereby, (2) approve or recommend a Superior Proposal and (3) enter into an agreement with respect to a Superior Proposal, but only after the third business day following IHI's receipt of written notice advising IHI that the Liquent Board has received a Superior Proposal which it intends to accept, specifying, the material terms and conditions of such proposal and identifying the person making such Superior Proposal. The Board recognizes that none of these actions will permit the termination of the Stockholders Agreement by the stockholders party thereto.

  10. The uncertainty associated with Liquent's ability to meet management's projections as to Liquent's financial performance and Liquent's ability to sustain its financial performance at projected levels.

  11. That, while the consummation of the Offer and the Merger would eliminate the opportunity for Liquent stockholders to participate in any future growth in the profits and equity valuation, if any, of Liquent, the Offer gives stockholders the opportunity to realize a significant premium over the price at which shares of Common Stock traded prior to the public announcement of the execution of the Merger Agreement.

  12. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

   The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

   (c) Intent to Tender. To Liquent's knowledge after reasonable inquiry, all of Liquent's executive officers, directors and affiliates intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares underlying options to acquire Shares).

   As an inducement to IHI to enter into the Merger Agreement with Liquent, R. Richard Dool, Christopher Hollenbeck, Adobe Ventures, L.P., Adobe Incentive Partners, L.P., H&Q ESPS Investors, L.P. and H&Q Adobe Ventures Management, L.P., who in the aggregate own approximately 48.6% of the outstanding Shares, have each entered into a Stockholders Agreement with IHI pursuant to which, among other things, the stockholders have agreed to tender all of the Shares owned by each stockholder. A summary of the material provisions of the Stockholders Agreement is included in Item 3 of this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Item 5. Person/assets, Retained, Employed, Compensated or Used.

   Pursuant to a letter agreement dated October 10, 2001 (the "Letter Agreement"), Liquent retained Alliant Partners to provide a fairness opinion to the Board regarding the fairness of the consideration to be paid to the Liquent stockholders from a financial point of view in connection with the Offer and the Merger. Pursuant to the terms of Alliant Partners' engagement, Liquent agreed to pay Alliant Partners for its services an aggregate fee equal to $100,000 ($25,000 upon execution of the Letter Agreement, $25,000 upon Liquent advising Alliant Partners of the identity of the acquiring entity and $50,000 upon Alliant Partners rendering the fairness opinion). Liquent also has agreed to reimburse Alliant Partners for reasonable out-of-pocket expenses, and to indemnify Alliant Partners and certain related parties against certain liabilities arising out of Alliant Partners' engagement.

   Except as disclosed herein, neither Liquent nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   Except pursuant to the Stockholders Agreement, and as described in the Information Statement that is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference, no transactions in shares of Common Stock have been effected during the past 60 days by Liquent or any subsidiary of Liquent or, to the best of the Liquent's knowledge, by any executive officer, director or affiliate of Liquent, except that certain individuals named in Item 3 hereto have entered into a Stockholders Agreement. A summary of the material provisions of the Stockholders Agreement is included in Item 3 of this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Schedule 14D-9, Liquent is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for, or other acquisition of, Liquent's securities by Liquent, any subsidiary of Liquent or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Liquent or any subsidiary of Liquent; (3) a purchase, sale, or transfer of a material amount of assets of Liquent or any subsidiary of Liquent; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Liquent.

   Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

   Short Form Merger. If, after consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, IHI and Purchaser believe that they will be able to cause the Merger to occur without a vote of Liquent's stockholders. If, however, after consummation of the Offer, Purchaser owns less than 90% of the Shares then outstanding, a meeting of Liquent's stockholders will be required under the DGCL to approve the Merger. In such event, however, Purchaser would own, as a result of successful completion of the Offer, enough Shares to approve the Merger in accordance with the DGCL and Liquent's Second Amended and Restated Certificate of Incorporation without the vote of any other stockholder.

   Appraisal Rights. If the Merger is consummated, Liquent stockholders may have the right to dissent and demand appraisal of their Shares under the DGCL. Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer price, the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment values of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger.

   Stockholders who wish to exercise dissenters' rights in connection with the Merger need not take any action at this time. If the Offer is consummated, Liquent will distribute to the remaining stockholders additional information on the procedures to be followed to perfect their dissenters' rights.

   THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS. FAILURE TO FOLLOW THE STEPS REQUIRED BY THE DGCL FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS.

   Delaware Business Combination Statute. Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board approved the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, in addition to the acquisition by IHI of certain rights with respect to approximately 48.6% of the outstanding Shares under the Stockholders Agreement.

   Section 14(f) Information Statement. The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by IHI, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Liquent's stockholders.

Item 9. Exhibits.

 Exhibit
   No.   Description
 ------- -----------
  (a)(1) Offer to Purchase, dated November 21, 2001 (incorporated herein by reference to Exhibit (a)(1) to Schedule TO filed by Fluid Acquisition
         Corp. and Information Holdings Inc. on November 21, 2001).

  (a)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to Schedule TO filed by Fluid Acquisition Corp. and
         Information Holdings Inc. on November 21, 2001).

  (a)(3) Letter to Stockholders of Liquent, Inc., dated November 21, 2001
         (included with Schedule 14D-9 mailed to Stockholders of Liquent).

  (e)(1) Agreement and Plan of Merger, dated as of November 13, 2001, among
         Information Holdings Inc., Fluid Acquisition Corp. and Liquent, Inc.
         (incorporated herein by reference to Exhibit (d)(1) to Schedule TO filed by Fluid Acquisition Corp. and Information
         Holdings Inc. on November 21, 2001).

  (e)(2) Opinion of Alliant Partners dated November 13, 2001, to the Board of
         Directors of Liquent, Inc., attached hereto as Annex A (included with
         Schedule 14D-9 mailed to Stockholders of Liquent, Inc.).

  (e)(3) Stockholders Agreement dated as of November 13, 2001 by and between Information Holdings Inc. and certain stockholders of Liquent, Inc.
         (incorporated herein by reference to Exhibit (d)(2) to Schedule TO filed by Fluid Acquisition Corp. and Information Holdings Inc. on
         November 21, 2001).

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Liquent, Inc.

                                            /s/ R. Richard Dool
                                          By: _________________________________
                                            Name: R. Richard Dool
                                            Title: President & Chief Executive
                                            Officer

Dated: November 21, 2001

                                                                         ANNEX A
                             [LOGO]ALLIANT PARTNERS

November 13, 2001

Board of Directors
Liquent, Inc.
1300 Virginia Drive, Ste. 125
Fort Washington, PA 19034

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Liquent, Inc. ("Liquent" or the "Company") of the value of the total consideration to be received from Information Holdings, Inc. ("IHI") in IHI's acquisition of Liquent (the "Merger" or the "Transaction") through its wholly-owned subsidiary, IDRAC. As contemplated in the Agreement and Plan of Merger (the "Agreement") dated November 13, 2001, IHI will acquire all the shares of the issued and outstanding common stock, $0.001 par value, of the Company for $2.27 per share (the "Per Share Amount") of Company Common Stock. Based on 17,988,695 shares of Company Common Stock outstanding as of today's date, total consideration to be received by Liquent common stockholders is valued at $40.8 million. Upon consummation of the Merger, all outstanding options to purchase shares of Company Common Stock (the "Liquent Options") shall be canceled. However, holders of any Liquent Options with an exercise price below the Per Share Amount will receive a payment in cash from IHI valued in aggregate at $2.7 million, determined net of exercise price, as of today's date. Accordingly, as of today's date, total consideration to be received in cash by Liquent common stock and Liquent Options holders of options with exercise prices below the Per Share Amount is valued at $43.5 million. Total debt of approximately $365 thousand and a cash balance of approximately $12.8 million will be assumed at closing of the Transaction by IHI, yielding total enterprise consideration to be received by Liquent valued at $31.0 million as of today's date.

For purposes of the opinion set forth herein, we have:

(a) Discussed the past and current operations, financial condition and prospects for Liquent with senior executives of Liquent and IHI;

(b) Discussed with the senior executives of Liquent and IHI the strategic objectives of the Merger;

(c) Reviewed certain audited and internal financial statements and other financial and operating data concerning Liquent prepared by Liquent management;

(d) Reviewed public financial statements and other information concerning
    Liquent;

(e) Analyzed certain financial projections for Liquent prepared by Liquent management;

  -------------------------------------------------------------------------
     435 Tasso Street, Third Floor, Palo Alto, California 94301 Telephone:
                     650.325.1541, Facsimile: 650.325.0460

Board of Directors                                                        Page 2
Liquent, Inc.                                                  November 13, 2001
--------------------------------------------------------------------------------

(f) Compared the financial performance of Liquent with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

(g) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of companies comparable to Liquent;

(h) Assessed Liquent's value based upon a forecast of future cash flows using a discounted cash flow analysis;

(i) Reviewed the most recent draft of the Agreement and certain related documents and discussed the proposed terms of the Merger with senior executives of Liquent and IHI; and

(j) Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of Liquent, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. The financial and other information regarding Liquent reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by Liquent management and certain discussions with both Liquent and IHI regarding Liquent's financial condition and future prospects as well as the strategic objectives of the Merger. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of Liquent, nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Our opinion addresses only the fairness of the Merger, from a financial point of view, to the stockholders of Liquent, and we do not express any views on any other terms of the proposed Merger or the business and strategic bases underlying the Agreement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the total consideration to be provided by IHI to Liquent pursuant to the Agreement is fair, from a financial point of view, to the Liquent stockholders. Also based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Amount of $2.27 to be provided by IHI to Liquent common stockholders pursuant to the Agreement is fair, from a financial point of view, to the Liquent common stockholders.

Board of Directors                                                        Page 3
Liquent, Inc.                                                  November 13, 2001
--------------------------------------------------------------------------------

Very truly yours,

[/s/ Alliant Partners]

Alliant Partners

                                                                         ANNEX B

                                 LIQUENT, INC.
                         1300 VIRGINIA DRIVE, SUITE 125
                       FT. WASHINGTON, PENNSYLVANIA 19034

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

   This information statement ("Information Statement") is being mailed on or about November 21, 2001 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $.001 (the "Common Stock" or the "Shares"), of Liquent, Inc., a Delaware corporation ("Liquent" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Information Holdings Inc., a Delaware corporation ("IHI"), to a majority of seats on the Board of Directors of Liquent (the "Board"). As of November 13, 2001, Liquent entered into an Agreement and Plan of Merger (the "Merger Agreement") among IHI, Fluid Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of IHI, and Liquent pursuant to which Purchaser is required to commence a tender offer for all of the issued and outstanding shares of Common Stock, at a price per Share of $2.27, net to the seller in cash (the "Per Share Amount"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated November 21, 2001, and in the related Letter of Transmittal (which together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to Liquent's stockholders and are filed as Exhibits (a) (1) and (a) (2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and IHI with the Securities and Exchange Commission (the "SEC") on November 21, 2001. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into Liquent (the "Merger"). Following consummation of the Merger, Liquent will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of IHI. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by IHI, Purchaser, any of their respective subsidiaries, Liquent or any of its subsidiaries, and Shares held by stockholders of Liquent who perfect their dissenters' rights granted pursuant to the Merger Agreement and/or rights under the DGCL) will be converted into the right to receive $2.27 in cash or any greater amount per Share paid pursuant to the Offer.

   Purchaser commenced the Offer on November 21, 2001. The Offer is scheduled to expire at 12:00 midnight, New York City time, on December 19, 2001, unless it is extended by Purchaser in accordance with the terms and conditions of the Merger Agreement.

   The Merger Agreement provides that, upon the consummation of the Offer, Liquent will cause certain designees of IHI (the "IHI Designees") to be elected to the Board. If, however, the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for purchase, then Purchaser will not have any right to designate directors for election to the Board.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                               THE IHI DESIGNEES

   Promptly upon the purchase of and payment for any number of Shares pursuant to the Offer, pursuant to the terms of the Merger Agreement, IHI will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (1) the total number of directors on the Board (giving effect to the election of any additional directors elected pursuant to the Merger Agreement) and (2) the percentage that the number of Shares owned by Purchaser or any of its affiliates bears to the total number of Shares outstanding, and Liquent will, upon request of IHI, promptly increase the size of the Board or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable IHI's designees to be so elected to the Board. Liquent also will cause
(i) each committee of the Board, (ii) if requested by IHI, the board of directors of each of its subsidiaries and (iii) if requested by IHI, each committee of such board to include directors designated by IHI to constitute at least the same percentage of each such committee or board as IHI's designees constitute on the Board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time, IHI and Purchaser will take no action which would cause the Board to include fewer than one member who is a director on the Board on the date of the Merger Agreement and is not an officer of Liquent.

   IHI has informed Liquent that it will choose the IHI designees from among the individuals listed below. Each of the following individuals has consented to serve as a director of Liquent if appointed or elected. None of the IHI designees currently is a director of, or holds any positions with, Liquent. IHI has advised Liquent that, to the best of IHI's knowledge, except as set forth below, none of the IHI designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Liquent nor has any such person been involved in any transaction with Liquent or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Purchaser and Liquent that have been described in the Schedule TO or the Schedule 14D-9.

   The name, age as of the date of the Schedule 14D-9, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the individuals who may be selected as IHI designees are set forth below. Unless otherwise indicated, the current business address of each person is 2777 Summer Street, Stamford, Connecticut 06905. Unless otherwise indicated, each person is a citizen of the United States of America and each occupation set forth opposite an individual's name refers to employment with IHI.

                        Present Principal Occupation or Employment; Material
Name and Age                    Positions During the Past Five Years
------------            ----------------------------------------------------
Mason P. Slaine      Mason P. Slaine, 48, has served as one of IHI's directors
                     since December 1996. Mr. Slaine has been President and
                     Chief Executive Officer of IHI since December 1996. Since
                     1993, Mr. Slaine has been President of Rand. Mr. Slaine
                     is also Trustee of The Stockback Fund. From 1994 to 1996,
                     Mr. Slaine served as President of Thomson Financial, a
                     division of the Thomson Corporation. From 1993 to 1994,
                     he served as President of Thomson Financial Publishing, a
                     division of Thomson Financial.

Vincent A. Chippari  Vincent A. Chippari, 41, has served as Executive Vice
                     President and Chief Financial Officer of IHI since
                     January 1998. From 1990 to 1996, Mr. Chippari was Chief
                     Financial Officer of Thomson Business Information. From
                     1996 to 1997, he was Executive Vice President,
                     Operations, of Thomson Intellectual Property/Automotive
                     Group, as well as General Manager of its Derwent
                     Information North America unit.

Mark Clinton         Mark Clinton, 42, has served as President of IHI's Master
                     Data Center unit ("MDC") since December 1995. IHI
                     acquired MDC in August 1999. Mr. Clinton has held senior
                     management positions at MDC since February 1991. Prior to
                     joining MDC, Mr. Clinton was a consultant with Andersen
                     Consulting for eight years.

                        Present Principal Occupation or Employment; Material
Name and Age                    Positions During the Past Five Years
------------            ----------------------------------------------------
Fenton Markevich     Fenton Markevich, 46, has served as President of IHI's
                     CRC Press unit ("CRC") since August 2001. From August
                     1999 to August 2001, Mr. Markevich was Senior Vice
                     President and Chief Financial Officer of CRC. From June
                     1998 to August 1999, Mr. Markevich was an independent
                     consultant in the telecommunications industry. From
                     February 1997 to June 1998, he was Senior Vice President
                     and Chief Financial Officer of Continental Graphics
                     Group. From February 1989 to January 1997, he was Vice
                     President and Chief Financial Officer of PIP Printing.

Jay Nadler           Jay Nadler, 37, has served as President of IHI's
                     Intellectual Property Group since April 2001. He was
                     President of IHI's CorporateIntelligence.com unit from
                     April 2000 to April 2001. From February 1993 to March
                     2000 Mr. Nadler held senior management positions in
                     various units of Thomson Financial. From December 1999 to
                     March 2000 he was Chief Executive Officer of its
                     Corporate Group; from January 1999 to December 1999 he
                     was Chief Executive Officer of the Investment Information
                     Group; from July 1996 to December 1998 he was Chief
                     Operating Officer of CDA Investment Technologies; and
                     from February 1993 to April 1997 he was president of
                     Weisenberger.

Aneel M. Pandey      Aneel M. Pandey, 35, has served as Chief Executive of
                     IHI's Transcender unit since it was acquired by IHI in
                     November 2000. Mr. Pandey founded Transcender in 1992 and
                     served as its Chief Executive Officer through November
                     2000.

Steven Wolfson       Steven Wolfson, 57, has served as President of IHI's
                     MicroPatent unit since July 1997. From 1996 to 1997, Mr.
                     Wolfson was Vice President and Chief Financial Officer of
                     MicroPatent's predecessor. From 1994 to 1996, he was Vice
                     President and Chief Financial Officer of American Banker,
                     a financial information publishing company. From 1993 to
                     1994, Mr. Wolfson was an independent consultant in the
                     financial and administrative fields.

Michael E. Danziger  Michael E. Danziger, 42, has served as one of IHI's directors since July 1998. Mr. Danziger is currently a consultant in the information and publishing field. From
                     1991 to 1999, Mr. Danziger was Chairman of Thomson
                     Financial's Database Group, a division of Thomson
                     Financial which provides financial information, products and services. Since 1993, he has also been an executive officer of Rand.

David R. Haas        David R. Haas, 60, has served as one of IHI's directors
                     since July 1998. Mr. Haas has been a financial consultant
                     in the entertainment and communications industries since
                     1995. From 1990 until 1994, he was Senior Vice President
                     and Controller of Time Warner, a leading media and
                     entertainment company.

Sidney Lapidus     Sidney Lapidus, 64, has served as one of IHI's directors
                   since December 1996. Mr. Lapidus has been a General
                   Partner of Warburg Pincus & Co. ("WP") and a Member and
                   Managing Director of E.M. Warburg Pincus & Co., LLC ("EMW
                   LLC") or its predecessors since January 1982, where he
                   has been employed since 1967. He is currently a director
                   of Radio Unica Communications Corp., Lennar Corporation
                   and several privately held companies.

David E. Libowitz  David E. Libowitz, 38, has served as one of IHI's directors since December 1996. Mr. Libowitz is a General
                   Partner at WP and a Member and Managing Director of EMW
                   LLC, where he has been employed since July 1991. He is currently a director of Audio Visual Services Corporation and several privately held companies.

John R. Purcell    John R. Purcell, 69, has served as one of IHI's directors
                   since May 2001. Mr. Purcell has been Chairman and Chief
                   Executive Officer of Grenadier Associates Ltd., a venture
                   banking firm, since 1989. From 1991 until 1996, Mr.
                   Purcell also served as Chairman of Donnelley Marketing,
                   Inc., a data-based direct marketing company. From 1987
                   until 1990, he served as Chairman of Mindscape, Inc., an
                   educational and entertainment computer software company.
                   From 1982 until 1986, Mr. Purcell was Chairman and
                   President of SFN Companies, Inc., a communications
                   company. Prior to 1982, Mr. Purcell was Executive Vice
                   President of CBS, Inc. and was Senior Vice President,
                   Finance and Business Operations, of Gannett Co., Inc. Mr.
                   Purcell is a director of Bausch & Lomb, Inc., Omnicomp
                   Group, Inc., Journal Register Company, and Technology
                   Solutions Company.

                     CERTAIN INFORMATION CONCERNING LIQUENT

   As of November 13, 2001, Liquent had 17,988,695 Shares of Common Stock issued and outstanding, its only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held. Each Share is entitled to one vote.

            INFORMATION CONCERNING DIRECTORS AND OFFICERS OF LIQUENT

Directors and Officers of Liquent

   Eric Haskell, 55, has served as a member of the Board of Directors for the Company since September 2000. Since July 1990, Mr. Haskell has served as Senior Vice President, Finance & Administration, Treasurer and Chief Financial Officer of Systems & Computer Technology Corp. Prior to his work at Systems & Computer Technology Corp, he was Chief Financial Officer at holding company Williams Holdings, Inc., and manufacturing firm Transamerica Delaval, Inc. Mr. Haskell also worked seven years with Ernst & Young. Mr. Haskell holds a B.S. degree in Business Administration and is a Certified Public Accountant.

   Charles Heller, 65, has served as a member of the Board of Directors of the Company since May 1995. Since April 2000, Dr. Heller has served as General Partner of Gabriel Venture Partners, L.P., a venture capital firm. From 1990 to March 2000, he served as Director of the Dingman Center for Entrepreneurship at the University of Maryland, and, concurrently, as President of the Annapolis Consulting Group, a management consulting firm. Currently, he serves on a number of boards of directors, including those of Avatech Solutions, American Venture Resource Association (AVRA), Baltimore-Washington Venture Group (as Chairman), Bahamas Venture Capital Fund, Network Mantra, and Rentmaker. Dr. Heller holds B.S. and M.S. degrees in civil engineering from Oklahoma State University and a Ph.D. in engineering from The Catholic University of America.

   Christopher Hollenbeck, 33, has served as a member of the Board of Directors of the Company since July 1997. Mr. Hollenbeck is a Managing Director of Granite Ventures LLC, a venture capital firm, where he has been an Investment Manager for the Adobe Ventures Funds since July 1998. From June 1996 until June 1998, Mr. Hollenbeck served as a Vice President in the venture capital department of Hambrecht & Quist LLC. From April 1991 until September 1995, Mr. Hollenbeck held various positions in the investment banking department of Hambrecht & Quist LLC. Mr. Hollenbeck is a member of the board of directors of Avantgo Inc. (NASD: AVGO) as well as several privately held companies, including Convio, Inc., Covia Technologies, Inc., HAHT Commerce, Inc. and NetClerk, Inc. Mr. Hollenbeck holds a B.A. in American Studies from Stanford University.

   Kenneth Kaisen, 44, has served as a member of the Board of Directors of the Company since April 2000. Mr. Kaisen currently holds the position of Vice President/General Manager of Xerox Office Solutions. From January 1997 to February 2001, Mr. Kaisen has held the position of Vice President, Information Management and Chief Information Officer for the Industry Solutions Operations organization within Xerox Corporation. From January 1988 to December 1996, Mr. Kaisen worked for New England Business Service, Inc. and held various manager positions, including the position of Vice President, Chief Information Officer from January 1995 to December 1996. Mr. Kaisen holds a M.S. in computer science from Rochester Institute of Technology and a B.S. in electrical engineering from Rensselaer Polytechnic Institute.

   William Miller, 56, has served as a member of the Board of Directors of the Company since September 2000. Mr. Miller also serves as a Director on several boards, including Waters Corporation, and NVidia Corp. Until October 1999, he was Chairman and CEO of Avid Technology, Inc., a provider of digital tools for multimedia. Prior to Avid, Mr. Miller served as CEO of Quantum Corporation, a mass storage company. In addition to other senior management positions, he also has held various senior management positions at Control Data Corporation (now Ceridien Corp.), and two of its wholly-owned subsidiaries, Imprimis Technology, Inc., and Commercial Credit Corporation. Mr. Miller received a B.A. and a J.D. degree from the University of Minnesota.

   Michael Sorkin, 57, has served as a member of the Board of Directors of the Company since November 2000. Mr. Sorkin is a co-founder and has served as the CEO and Managing Partner since June 1996 of Palmer Cole & Company, a consulting organization focused on executive development, organizational growth and performance, and merger/acquisition integration. He has 25 years of management experience, which includes leadership of global organizations, such as units of AT&T and IBM. He also has held senior executive line and staff positions with several large technology companies. As a management consultant, Mr. Sorkin has worked with the executives of companies such as The Thomson Corporation, LandAmerica Financial Group, Media General Corporation, Blue Cross-Blue Shield, Conde Nast Publications, Convergys, and Freedom Communications, to help improve key areas like decision-making and strategy deliberations.

   R. Richard Dool, 47, joined the Company in February 2000 and currently holds the position of President, Chief Executive Officer and Director. Mr. Dool has over 20 years of extensive international sales and marketing experience in the technology arena. From July 1994 to February 2000, Mr. Dool was President and Chief Executive Officer at LabVantage Solutions, a leading marketer of laboratory automation software. Mr. Dool holds a B.A. in political science/public administration from Fordham University.

   Norman Corn, 55, currently serves as the Company's Executive Vice President. Mr. Corn joined the Company in June 2000 to serve as Executive Vice President and General Manager of the Company's Life Sciences business unit. He previously spent six years (March 1994-June 2000) as President and Chief Executive Officer of TCG Software Services, Inc., a leading offshore software services provider with U.S. and international locations. Prior to TCG, Mr. Corn served in sales and sales management positions at IBM, was Vice President of Marketing of AT&T's Computer Systems Division, and was CEO of The Office Works, a PC networking services company. Mr. Corn holds a B.S. in mathematics from Rensselaer Polytechnic Institute.

   John Gregitis, 39, joined the Company in March 2001 as the Senior Vice President, Global Sales & Marketing. From April 1999 to February 2001, Mr. Gregitis served as the Vice President of Sales for Naviant, a Newtown Square, PA-based Internet marketing company that focuses on helping businesses identify and build relationships with online customers. Before joining Naviant, Mr. Gregitis was the Vice President of Sales and Marketing for PTS Learning Systems (September 1996 to April 1999) and held various senior sales and marketing assignments at QAD, Sales Technologies, and Digital Equipment Corporation. Mr. Gregitis was awarded his bachelor's of science degree in 1984 from East Stroudsburg University. He also graduated from The Center for Executive Development at Harvard Business School in 1991.

   Henry Hill, 42, joined the Company in November 2000 as Senior Vice President, Client Services. Mr. Hill's background includes over 20 years of experience in both technical and business operations and development. He has worked in software design and implementation, and has been involved in strategic, business, and financial planning. Prior to joining the Company, Mr. Hill was the U.S. Operations Officer for TCG Software Services from June 1998 to November 2000, driving both the business development and operational arms of the company. From July 1997 to June 1998, Mr. Hill was a Client Service and Technology Manager at Andersen Consulting, working at the J.P. Morgan engagement. From June 1989 to June 1997, Mr. Hill held various management positions at Sea-Land Service, Inc. Mr. Hill holds a bachelor's degree in computer science from Susquehanna University and an M.B.A. from Fairleigh Dickenson University.

   Christopher Meshginpoosh, 33, joined the Company in October 2000 and currently holds the position of Chief Financial Officer. From June 1999 until September 2000, Mr. Meshginpoosh was the Vice President of Finance for Luminant Worldwide, a digital professional services firm with over 1,000 employees. From April 1999 until June 1999, Mr. Meshginpoosh was a Co-founder and Director of ARC Group, LLC, a specialized financial advisory and consulting firm. From April 1998 until April 1999, Mr. Meshginpoosh was a manager of Kreischer, Miller Co., a certified public accounting firm, where he spent a considerable amount of time providing clients support for mergers and acquisitions and public and private equity placements. From March 1994 until April 1999, Mr. Meshginpoosh served in a variety of positions at KPMG Peat Marwick, LLP, serving most recently as a senior manager. Mr. Meshginpoosh holds a B.S. in accounting from the West Chester University of Pennsylvania.

   Hugh Tamassia, 31, joined the Company in February 2001 as Chief Technology Officer. From November 2000 through January 2001, Mr. Tamassia served as the Chief Information Officer for GoodCompany, LLC, a Conshohocken, PA-based provider of Internet marketing initiatives for small businesses. From September 1999 to October 2000, Mr. Tamassia served as the Chief Technology Officer for ESPCard.com, a Wilmington, DE-based provider of infrastructure technology for mobile computing. In this role, he was responsible for the ground-up development of the technology and delivering the ESPCard.com product to market. From December 1997 through September 1999, Mr. Tamassia served as Vice President-CMS Information Systems for First USA Bank. Mr. Tamassia served as the Development Manager of Telemarketing Systems for MBNA America from November 1995 to December 1997. Mr. Tamassia earned his bachelor's degree in Computer and Informational Sciences in 1992, and later received his Masters in Business Administration in 1999, both from the University of Delaware.

Meetings and Committees of the Board of Directors

   The Board had 13 meetings, including four regular meetings and nine teleconferences during the fiscal year ended March 31, 2001. Each director attended at least 75% of the aggregate of the fiscal year 2001 meetings of the Board of Directors and of the Board committee or committees on which he served during the year.

   The Board has a Compensation Committee and an Audit Committee. The Board currently does not have a Nominating Committee.

   The Audit Committee, which consisted of Eric Haskell, William Miller, and Kenneth Kaisen, met four times during the fiscal year ended March 31, 2001. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's audit and control functions.

   The Compensation Committee, which was comprised of Charles Heller, Michael Sorkin and Christopher Hollenbeck, met two times during the fiscal year ended March 31, 2001. The Compensation Committee reviews and approves the compensation and benefits for the Company's executive officers and grants stock options under the Company's stock option plans. In its advisory capacity, the committee makes recommendations to the Board of Directors regarding compensation and benefits for the Company's executive officers and stock option grants.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information as of November 15, 2001 regarding the beneficial ownership of shares of Common Stock by (i) each person known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each "Named Executive Officer" identified in the Summary Compensation Table on page B-10 and (iv) all directors and executive officers of the Company, as a group. Unless noted otherwise, each person has sole voting and investment power over the shares listed as beneficially owned.

                                     Shares      Options               Percent
Beneficial Owners(1)                  Owned   Exercisable(2)   Total   of Class
--------------------                --------- -------------- --------- --------
Adobe Incentive Partners L.P. ....  4,930,000        --      4,930,000   27.4%
 345 Park Avenue
 San Jose, CA 95110

H&Q ESPS Investors, L.P. .........  2,900,000        --      2,900,000   16.1%
 1 Bush Street, 12th Floor
 San Francisco, CA 94104

Terrence P. Brennan(3,4)..........    912,777        --        912,777    5.1%

R. Richard Dool(5)................        --     262,500       262,500    1.4%

Norman Corn.......................      1,000    131,250       132,250      *

Henry Hill........................        --      31,250        31,250      *

George B. Pearcy(6)...............    298,716        --        298,716    1.7%

Jeffrey C. Sager(7)...............     35,186    227,270       262,456    1.4%

Eric Haskell......................        --      45,000        45,000      *

Charles O. Heller.................    169,028     70,048       239,076    1.3%

Christopher B. Hollenbeck(8)......  3,770,000     11,500     3,781,500   21.0%

Kenneth Kaisen....................        --      20,000        20,000      *

William J. Miller.................     50,000     45,000        95,000      *

Michael Sorkin....................     10,000     45,000        55,000      *

All current Directors, nominees
 and executive officers as a group
 (17 persons).....................  4,333,930    888,818     5,222,748   29.1%

--------
 * Represents less than 1% of our outstanding common stock.

(1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Options Exercisable are options currently exercisable or exercisable within 60 days of November 15, 2001, and do not include unvested options to purchase 1,139,412 shares of common stock which are subject to accelerated vesting in the event of the completion of the tender offer by Information Holdings, Inc.

(3) Mr. Brennan joined the Company in October 1995 and terminated employment on April 24, 2000. He resigned as Chairman of the Board on June 29, 2000.

(4) Mr. Brennan's shares owned is based on information filed on Form 4's.

(5) On July 27, 2001, Mr. Dool voluntarily forfeited 150,000 options with an exercise price of $5.00.

(6)  Mr. Pearcy's employment terminated on October 1, 2001.

(7)  Mr. Sager's employment terminated on November 20, 2001.

(8) The shares listed for Mr. Hollenbeck include 870,000 Shares owned and held by Adobe Ventures L.P. and H&Q Adobe Ventures Management, L.P. and 2,900,000 Shares held by H&Q ESPS Investors, L.P. Mr. Hollenbeck is a limited partner of H&Q Adobe Ventures Management L.P., a general partner of Adobe Ventures L.P., and may be deemed to share voting and investment power with respect to the Shares held by Adobe Ventures L.P. Mr. Hollenbeck has a financial interest in H&Q ESPS Investment Management Co. LLC, a general partner of H&Q ESPS Investors, L.P. Mr. Hollenbeck disclaims beneficial ownership of the Shares held by Adobe Ventures L.P. and the shares held by H&Q ESPS Investors, L.P., except for his financial interest.

                             EXECUTIVE COMPENSATION

Compensation

   The table below summarizes information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the last three fiscal years by the Chief Executive Officer and the four most highly compensated executive officers of the Company as of March 31, 2001 whose total salary and bonus for the fiscal year ended March 31, 2001 exceeded $100,000 (the "Named Executive Officers"). The Company did not pay any executive officer named in the summary compensation table any fringe benefits, perquisites or other compensation in excess of 10% of his salary and bonus during the fiscal year ended March 31, 2001.

                           SUMMARY COMPENSATION TABLE

                                                                     Long-Term
                                                                    Compensation
                                      Annual Compensation              Awards
                               -----------------------------------  ------------
                                                                     Securities
Name and Principal                                  Other Annual     Underlying      All Other
Position                  Year Salary($) Bonus($)  Compensation($)   Options(#)   Compensation($)
------------------        ---- --------- --------  ---------------  ------------  ---------------
R. Richard Dool.........  2001 $220,417  $ 30,000      $ 3,954(b)     600,000          2,869(f)
 President and Chief
 Executive                2000   19,744    26,500          --         150,000(h)         --
 Officer and Director     1999      --        --           --             --             --

Norman Corn.............  2001  150,000    38,900        5,295(b,c)   300,000            --
 Executive Vice
 President

Henry Hill..............  2001   79,846  84,395(a)       3,295(b)     125,000          1,443(f)
 Senior Vice President,
 Client Services

Jeffrey C. Sager(j).....  2001  167,850    83,636      152,498(b,e)   116,667          2,035(f)
 Vice President,          2000  139,756    58,472          --          66,666            --
 Content Technologies     1999  130,000    36,750          --          58,000            --

George B. Pearcy(k).....  2001  127,308    14,852        3,295(b)      12,000          1,482(f)
 Vice President,          2000  127,718    40,071          --             --             --
  Human Assets            1999  120,000    31,500          --             --             --

Terrence P. Brennan(i)..  2001   41,105    50,000      848,126(d)         --          87,500(g)
  Former President and    2000  175,000    84,415          --             --             --
  Chief Executive
 Officer                  1999  175,000    65,625          --             --             --

-------
(a) On October 23, 2000, Henry Hill joined the Company as Senior Vice President, Client Services. As an incentive for him to take the position, he was awarded a $30,000 sign on bonus, an $18,000 draw guarantee and an $8,000 relocation bonus. All of Mr. Hill's other Annual Compensation is grossed-up for tax liabilities (normally not provided to employees).
(b) Perquisites include a car allowance of $3,295 for all executives except Mr. Dool who received $3,954.
(c) A recruiting bonus of $2,000 was paid to Mr. Corn.
(d) Mr. Brennan purchased and sold 217,030 Shares of Common Stock at $0.08 via the same-day-sale cashless method. Mr. Brennan recognized $848,126 of taxable income on the transaction. Mr. Brennan purchased 231,561 Shares of Common Stock at $0.08 on July 14, 2000.
(e) Mr. Sager purchased and sold 43,000 Shares of Common Stock at $0.07 via the same-day-sale cashless method. Mr. Sager recognized $149,203 of taxable income on the transaction.
(f) Represents employer matching contributions to the Company 401(k) Plan.
(g) On June 29, 2000, Mr. Brennan terminated his employment with the Company. As a part of this termination, he was paid a severance equal to six months' salary at his pay rate on April 24, 2000.
(h) On July 27, 2001, Mr. Dool voluntarily forfeited 150,000 options with an exercise price of $5.00 per Share.
(i) Mr. Brennan joined the Company in October 1995 and terminated on April 24, 2000. Mr. Brennan resigned as Chairman of the Board of ESPS on June 29, 2000.
(j) Mr. Sager's employment terminated on November 20, 2001.
(k) Mr. Pearcy's employment terminated on October 1, 2001.

Option Grants

   Fiscal Year Ended March 31, 2001. The following table contains information regarding options granted in the fiscal year ended March 31, 2001 to the Named Executive Officers. The potential realizable value over the terms of the options is based on assumed rates of stock appreciation in compliance with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Company's Common Stock. Optionees may pay the exercise price by cash or check, promissory note, delivery of already-owned Shares of our Common Stock or by a cashless exercise procedure. Options under the 1995 Incentive Stock Option Plan generally vest over four years with 25% of the Shares vesting on the first anniversary of the grant date, and the remaining option Shares vesting 6.25% in every calendar quarter after the first anniversary of the grant date. The Company may modify the standard vesting schedule. 16,667 options granted to Mr. Sager during the fiscal year ended March 31, 2001 had immediate vesting.

                                                                              Potential
                                                                          Realizable Value
                                                                          at Assumed Annual
                          Number of                                        Rates of Stock
                          Securities     % of                                   Price
                          underlying Total Options                        Appreciation for
                           Options    Granted to                             Option Term
                           Granted   Employees in   Exercise   Expiration -----------------
          Name               (#)      Fiscal Year  Price($/Sh)    Date      5%       10%
          ----            ---------- ------------- ----------- ---------- ------- ---------
R. Richard Dool.........   600,000       17.0         3.38       5/23/05  556,470 1,233,283
Terrence P. Brennan(1)..       --         --           --            --       --        --
Norman Corn.............   300,000        8.5         3.63        6/1/05  298,956   662,430
Henry Hill..............   125,000        3.5         2.69      10/23/05   92,501   204,781
George Pearcy...........    12,000         .3         3.79       7/21/05   12,431    27,596
Jeffrey Sager(2)........   116,667        3.3           (2)           (2) 148,994   329,338

--------
(1) Mr. Brennan terminated employment on June 29, 2000.
(2) Mr. Sager was granted 100,000 options at $4.75, expiration date of 5/1/05 and 16,667 options at $3.88, expiration date of 6/30/05.

   October 1, 2001 Grants. On October 1, 2001, the Company granted Messrs. Corn, Dool, Hill, Meshginpoosh and Tamassia options to purchase 70,000, 250,000, 100,000, 100,000 and 100,000, respectively, each at an exercise price of $0.65.

Option Exercises and Fiscal Year-End Values

   The following table presents information regarding the value realized upon exercise of options during the fiscal year ended March 31, 2001 and the number and value of unexercised options held by the Named Executive Officers.

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                               Number of Securities
                           Shares             Underlying Unexercised     Value of Unexercised
                          Acquired               Options at Fiscal      In-the-Money Options at
                             on      Value         Year End (#)         Fiscal Year End ($)(2)
                          Exercise Realized  ------------------------- -------------------------
          Name              (#)     ($)(1)   Exercisable Unexercisable Exercisable Unexercisable
          ----            -------- --------- ----------- ------------- ----------- -------------
R. Richard Dool.........      --         --   37,500(4)     712,500(4)       --          --
Terrence P. Brennan(3)..  448,591  1,669,959       --           --           --          --
Norman Corn.............      --         --        --       300,000          --          --
Henry Hill..............      --         --        --       125,000          --          --
Jeffrey C. Sager........   43,000    149,203   163,582      134,438       90,957       9,651
George B. Pearcy........   24,469     62,543   237,437       25,594      421,403      24,126

--------
(1) Value Realized represents the fair market value of the Shares of Common Stock underlying the options on the date of exercise less the aggregate exercise price of the option.
(2) Value presented is based upon (i) the difference between the fair value of the Company's Common Stock on March 30, 2001 ($1.8438 per share) and (ii) the exercise price of unexercised-in-the-money options.

(3) Mr. Brennan joined Liquent in October 1995 and terminated employment on April 24, 2000. Mr. Brennan resigned as Chairman of the Board of Liquent on June 29, 2000.
(4) On July 27, 2001, Mr. Dool voluntarily forfeited 150,000 options with an exercise price of $5.00 per Share. 37,500 of the options cancelled were exercisable as of March 31, 2001.

Director Compensation Arrangements

   In general, Directors who are not employees of the Company receive a fee of $1,000 for attendance at each regular meeting of the Board of Directors and are also reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings. Non-employee Directors are also eligible to receive annual stock option grants under the Company's 1995 Incentive Stock Option Plan. Mr. Hollenbeck does not receive a fee of $1,000 for attendance at regular meetings of the Board of Directors. Directors who are employees are not compensated for their service on the Board of Directors or any committee thereof.

   The following table describes all option grants, including both formula grants and discretionary grants, made to our non-employee directors during the fiscal year ended March 31, 2001. With respect to each specific grant of options described below, (1) each option is a non-qualified option with immediate vesting, and (2) each of the options granted expires on the fifth anniversary of the applicable grant date.

                                                                    Number of
                                                                    Shares of
                                                                   Common Stock
                                                                    Underlying
                                                                     Options
   Name                                          Date(s)  Price(s)   Granted
   ----                                          -------  -------- ------------
   Eric Haskell.................................     (1)      (1)     45,000
   Charles Heller............................... 1/2/01    $1.44       6,500
   Christopher Hollenbeck....................... 1/2/01     1.44       5,000
   Kenneth Kaisen...............................     (2)      (2)     20,000
   William Miller...............................     (3)      (3)     45,000
   Michael Sorkin...............................     (4)      (4)     45,000

--------
(1) Mr. Haskell was granted options to purchase 40,000 Shares at an exercise price of $3.32 on September 8, 2000. On January 2, 2001, Mr. Haskell was also granted options to purchase 5,000 Shares of Common Stock at an exercise price of $1.44.
(2) Mr. Kaisen was granted options to purchase 15,000 Shares at an exercise price of $5.38 on April 14, 2000. On January 2, 2001, Mr. Kaisen was also granted options to purchase 5,000 Shares of Common Stock at an exercise price of $1.44.
(3) Mr. Miller was granted options to purchase 40,000 Shares at an exercise price of $3.32 on September 8, 2000. On January 2, 2001, Mr. Miller was also granted options to purchase 5,000 Shares of Common Stock at an exercise price of $1.44.
(4) Mr. Sorkin was granted options to purchase 40,000 Shares at an exercise price of $3.32 on November 10, 2000. On January 2, 2001, Mr. Sorkin was also granted options to purchase 5,000 Shares of Common Stock at an exercise price of $1.44.

     On November 12, 2001, the Company approved the payment of $7,500 each to Messrs. Sorkin, Heller, Kaisen, Haskell and Miller in recognition of their efforts in connection with the consideration of the Offer and the Merger.

                      REPORT OF THE COMPENSATION COMMITTEE

   The compensation committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company and administering the incentive compensation and benefit plans. During the fiscal year ended March 31, 2001, the compensation committee consisted of Charles Heller, Michael Sorkin and Christopher Hollenbeck. The President and Chief Executive Officer of the Company, participates in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of the Company, except that he is excluded from discussions regarding his own salary, incentive compensation and option grants. The following sections on Philosophy, Base Salary, Cash Bonus and Stock Options describe the framework, which have guided or will guide the Compensation Committee regarding decisions not covered by the executive officers' employment agreements.

   Philosophy. The Compensation Committee's goal is to recruit and retain an executive team of superior talent. To do so, the Committee attempts to offer competitive and fair compensation that rewards executives for exceptional performance and holds them accountable for Liquent's performance. Particular objective factors that the Committee believes are important in assessing performance include growth in the number of customers for Liquent's products and services, growth in revenue, earnings per share, and customer satisfaction.

   In establishing appropriate levels for base salary, the Compensation Committee considers the market for senior executives of public companies in businesses comparable to Liquent's, based on their own business experience. The Committee also considers the particular officer's overall contributions to Liquent over the past year and since its inception. Annual performance bonuses are based on the Compensation Committee's evaluation of the executive's performance in achieving several specified annual goals. Option grants are designed to reward an executive officer for his overall contribution to Liquent and to serve as an incentive to achieve Liquent's goal of increasing shareholder value.

   Executive officers' compensation consists primarily of three components: (i) base salary, (ii) cash bonus and other incentives, and (iii) stock options.

   Base Salary. The Committee establishes base salaries after considering a variety of factors that determine an executive's value to Liquent, including the individual's knowledge, experience, and accomplishments and the level of responsibility assumed. The Committee also sets base salaries at levels it considers necessary to retain key employees.

   Cash Bonus and Other Incentives. The Committee determines the cash bonus and other incentives of the executive officers on an annual basis. Cash bonuses and other incentives are based on many factors which include, but are not limited to, the Committee's overall qualitative evaluation of the performance and accomplishments of each executive officer for the year, the company's performance, cash requirements, market conditions, economic factors, expected growth, and financial performance.

   Stock Options. The Committee believes achievement of Liquent's goals may be fostered by a stock option program that is tailored to employees who significantly enhance Liquent's value. Accordingly, during the fiscal year ended March 31, 2001, the Committee or the Board granted employees options to purchase 3,528,284 shares of Common Stock. Named Executive Officers received options with respect to 1,153,667 shares of Common Stock.

   Chief Executive Officer's Compensation. As a result of his appointment to President and Chief Executive Officer, in fiscal year 2001, the Committee authorized an increase in Mr. Dool's base salary from $170,000 to $225,000. Further, the Committee authorized an increase to $236,250 on Mr. Dool's first anniversary date. In addition, upon Mr. Dool's appointment to President and Chief Executive Officer, the Committee authorized the Company to grant Mr. Dool options to purchase 600,000 shares of the Company's Common Stock.

   Mr. Terrence Brennan, who ceased to be the Chief Executive Officer as of April 24, 2000, received severance benefits as a result of the termination of his employment of Chief Executive Officer.

   Compensation Deduction Limit. The Securities and Exchange Commission requires that this report comment on ESPS's policy with respect to a special rule under the tax laws, section 162(m) of the Internal Revenue Code. That section limits, with exceptions described below, the compensation that a corporation can deduct for payments to a chief executive officer and the four other most highly compensated executive officers to $1 million per officer per year. A company can deduct compensation (including from exercising options) in excess of $1 million if it pays the compensation under a plan that its shareholders approve and that is performance-related. Option exercises are typically deductible under such a plan if granted with exercise prices at or above the market price when granted or if grandfathered because granted before the public offering. The Committee's policy with respect to the compensation deduction limit is to make every reasonable effort to ensure that compensation likely to be received by a senior executive is deductible under section 162(m), while at the same time giving Company executives incentives to stay with and enhance Liquent's value. The Committee believes, however, that compensation exceeding the $1 million deduction limit should not be ruled out where such compensation is justified based on the executive's value to Liquent and its shareholders. The Committee believes that no executive compensation expenses paid in 2000 will be non-deductible under section 162(m).

                                          Christopher Hollenbeck
                                          Charles Heller
                                          Michael Sorkin

                               PERFORMANCE GRAPH

   The following graph compares total stockholder return on Liquent's Common Stock with the cumulative total return of the Nasdaq Market Index and the cumulative return of the SIC Code Index for the period from June 16, 1999, the date that the Common Stock began trading on the Nasdaq National Market following Liquent's initial public offering, through March 31, 2001, the end of our most recent fiscal year. The graph plots the growth in value of an initial $100 investment over the indicated time period, assuming the reinvestment of dividends.

           COMPARISON OF CUMULATIVE TOTAL RETURN AMONG LIQUENT, INC.,
                    NASDAQ MARKET INDEX AND PEER GROUP INDEX

                                   [GRAPHIC]


                 LIQUENT, INC.      PREPACKAGED SOFTWARE    NASDAQ MARKET INDEX
                 ------------       --------------------    -------------------
6/16/99               100                    100                   100
6/30/99               111                    100                   100
9/30/99               128                    105                   102
12/31/99               77                    164                   150
3/31/00               103                    171                   171
6/30/00                58                    142                   147
9/29/00                50                    134                   136
12/29/00               21                     89                    91
3/30/01                28                     71                    69

                  EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

   The Company has entered into employment agreements with its Named Executives in order to clarify their roles, responsibilities, and compensation, as well as reinforce and encourage the continued attention and dedication of the Executives to their assigned duties without the distraction that may arise in the event of a change of control. Under these Agreements, the Company generally provides for the payment of base salaries and incentive compensation, car allowances of $500 per month after applicable income taxes (in the case of Mr. Dool, $600 per month after applicable income taxes), the same benefits generally available to the Company's other employees, as well as certain specified severance payments and benefits in the event that their employment with the Company is terminated.

   In the event of termination without cause or termination of employment by the Executives for good reason, the Agreements require the Company to pay severance equal to six months' salary as well as the Executive's pro rated bonus through the date of termination. Cause includes a material breach of the Executive's obligations or the Executive's gross negligence, conviction for, or plea of no contest to, a charge of commission of a felony, a breach by the Executive of a non-compete or confidentiality agreement, or if the Executive interferes with our relationship with any client, supplier or other person. Good reason means if we materially violate the employment agreement or if we relocate the Executive's primary office by more than 50 miles from Fort Washington, Pennsylvania.

   The Agreements also provide that in the event of the termination of the Executive's employment without cause within twelve months of a change of control, the Executives will be entitled to the sum of: (i) the Executive's annual base salary; and (ii) the Executive's pro rated incentive compensation through the date of termination. In addition to the payment described above, the Agreements require the Company, for a period equal to the applicable severance period, to provide the Named Executive Officers with health insurance benefits substantially similar to those which the Named Executive Officer received immediately prior to the notice of Termination. The Agreements also provide that unvested options granted to the Executives will become exercisable immediately prior to the change of control as follows: 75% if the change of control occurs within the first 12 months of employment, 87.5% if the change of control occurs within the first 18 months of employment, and 100% if the change of control occurs after the first 18 months of employment.

   In the case of Messrs. Corn, Hill, Pearcy and Sager, the Agreements also provide that in the event the Company relocates its principal place of business by more than 25 miles but no more than 50 miles from Fort Washington, Pennsylvania, they are each entitled to relocation benefits not to exceed $15,000.

   As of November 27, 2000, the Company entered into an employment agreement with R. Richard Dool, Liquent's President and Chief Executive Officer, for the period through November 26, 2002. Mr. Dool currently receives an annual salary of $236,250 plus a bonus of up to $100,000. On October 3, 2001, Mr. Dool's employment agreement was amended to provide that he is entitled to payment of benefits equal to his annual salary and 100% of his annual bonus upon a change of control. On November 12, 2001, Mr. Dool agreed to an amendment to his employment agreement to prevent payment to Mr. Dool of amounts that are nondeductible pursuant to Section 280G of the Internal Revenue Code of 1986, as amended.

   As of December 20, 2000, the Company entered into an employment agreement with Norman Corn, Liquent's Executive Vice President, for the period through December 19, 2002. Mr. Corn currently receives an annual salary of $210,000 plus a bonus of up to $100,000. Under the terms of his agreement, are also required to lease a corporate apartment for Mr. Corn.

   As of December 21, 2000, the Company entered into an employment agreement with George Pearcy, Liquent's Vice President of Human Resources, for the period through December 20, 2002. Mr. Pearcy received an annual salary of $127,308 plus a bonus of up to $44,557. Mr. Pearcy's employment with the Company terminated on October 1, 2001. In connection with Mr. Pearcy's termination of employment as of October 1, 2001, the Company entered into a separation agreement with Mr. Pearcy entitling him to one year's severance, including benefits, reimbursement for outplacement expenses of up to $10,000, as well as the payment of a bonus of $7,500. In addition, the Company entered into a consulting agreement with Mr. Pearcy guaranteeing payment for five days per month for six months at $200 per hour.

   As of December 28, 2000, the Company entered into an employment agreement with Henry Hill, Liquent's Vice President of Client Services, for the period through December 27, 2002. Mr. Hill currently receives an annual salary of $180,000 plus a bonus of up to $75,000.

   As of December 28, 2000, the Company entered into an employment agreement with Jeffrey Sager, Liquent's Vice President of Content Technologies, for the period through December 27, 2002. Mr. Sager received an annual salary of $170,000 plus a bonus of up to $60,000, and sales commissions based on the sales volume of his unit. Mr. Sager's employment with the Company terminated on November 20, 2001.

                              CERTAIN TRANSACTIONS

   On April 14, 2000, Kenneth R. Kaisen was appointed to the Company's Board of Directors. Mr. Kaisen currently is the Vice President/General Manager of Xerox Office Solutions. Mr. Kaisen's appointment took place shortly after Xerox entered into a long-term, multi-million dollar technology development and reseller agreement with the Company that included the creation of a Xerox seat on our board of directors and Xerox participation on our Technical Advisory Board.

   On June 5, 2000, the Company loaned to Jeffrey Sager, the Company's Vice President, Content Technologies, $100,000 in connection with Mr. Sager's purchase of a personal residence. The loan is evidenced by a promissory note which bears interest at a rate of 5 percent and is secured by all of the tangible assets that Mr. Sager owns. The amount due under the note is payable in full on the earliest to occur of (i) June 5, 2002, (ii) voluntary termination by either party, (iii) termination of Mr. Sager for cause or (iv) early payment by Mr. Sager. On November 5, 2001, the Company entered into a separation agreement with Mr. Sager related to his resignation from the Company, which took effect on November 20, 2001. Under the terms of this agreement, the Company agreed to extend the maturity date of the amounts outstanding under the promissory note until December 31, 2002, in exchange for Mr. Sager's agreement not to solicit employment of any of Liquent's personnel, and his agreement to limit the sale of Common Stock owned by him to 6,500 Shares per month, with such restriction to be lifted upon a change of control.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and ten-percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such reports received by us and written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that during the fiscal year ended March 31, 2001, all filing requirements applicable to its officers, directors and ten-percent shareholders were satisfied except the following Form 3's which were filed late.

                                                  Date of
Name                                               Event   Date Filed Days Late
----                                              -------- ---------- ---------
Kenneth Kaisen...................................  4/14/00    6/9/00      46
Margaret A. Archdeacon...........................  5/24/00    6/9/00       6
Kevin Buxton.....................................  5/24/00    6/9/00       6
Norman E. Corn...................................   6/1/00   8/10/00      60
Frances Moscoe...................................   6/2/00   8/10/00      59
William J. Miller................................   9/8/00   9/25/00       7
Eric Haskell.....................................   9/8/00   9/25/00       7
Henry A. Hill.................................... 10/23/00  11/10/00       8
Hugh A. Tammassia................................  1/23/01    2/9/01       7
John C. Gregitis.................................  2/26/01    5/1/01      54

                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
  (a)(1) Offer to Purchase, dated November 21, 2001 (incorporated herein by reference to Exhibit (a)(1) to Schedule TO filed by Fluid Acquisition
         Corp. and Information Holdings Inc. on November 21, 2001).

  (a)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to Schedule TO filed by Fluid Acquisition Corp. and
         Information Holdings Inc. on November 21, 2001).

  (a)(3) Letter to Stockholders of Liquent, Inc., dated November 21, 2001
         (included with Schedule 14D-9 mailed to Stockholders of Liquent).

  (e)(1) Agreement and Plan of Merger, dated as of November 13, 2001, among
         Information Holdings Inc., Fluid Acquisition Corp. and Liquent, Inc.
         (incorporated herein by reference to Exhibit (d)(1) to Schedule TO filed by Fluid Acquisition Corp. and Information
         Holdings Inc. on November 21, 2001).

  (e)(2) Opinion of Alliant Partners dated November 13, 2001, to the Board of
         Directors of Liquent, Inc., attached hereto as Annex A (included with
         Schedule 14D-9 mailed to Stockholders of Liquent, Inc.).

  (e)(3) Stockholders Agreement dated as of November 13, 2001 by and between Information Holdings Inc. and certain stockholders of Liquent, Inc.
         (incorporated herein by reference to Exhibit (d)(2) to Schedule TO filed by Fluid Acquisition Corp. and Information Holdings Inc. on
         November 21, 2001).